06008835

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amended

RECEIVED APR 1 2 2006 WASH. D.C. 209 PROCESSING SECTION

SEC FILE NUMBER
8- 40028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelyn Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 Rockville Pike, Suite 200
(No. and Street)

Rockville (City) MD (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Richard Zitelman 301-770-2077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aronson and Company
(Name – *if individual, state last, first, middle name*)

700 King Farm Blvd (Address) Rockville (City) MD (State) 20850 (Zip Code)

PROCESSED AUG 0 2 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shely Securities Corp., as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Stephanie Marshall

Notary Public May 1 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelyn Securities Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Total stockholder's equity from Statement of Financial Condition			$	23,934
Deduct stockholder's equity not allowable for Net Capital				-
Total stockholder's equity qualified for net capital				23,934
Add:				
A. Subordinated borrowings allowable in computation of net capital				-
B. Other (deductions) or allowable credits				-
Total capital and allowable subordinated borrowings				
Deductions and/or charges:				
Nonallowable assets:				
A. Securities not readily marketable				
B. Aged fails-to-deliver				
C. Aged short security differences				
D. Secured demand note deficiency				
E. Commodity futures contracts and spot commodities proprietary capital charges				
F. Other deductions and/or charges				2,310
Net capital before haircuts on securities positions				21,624
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	-		
B. Subordinated securities borrowing		-		
C. Trading and investment securities		-		
1. Bankers' acceptance, certificates of deposit and commercial paper		-		
2. Exempted securities		-		
3. State and municipal government obligations		-		
4. Debt securities		-		
5. Stocks and warrants		-		
6. Options		-		
7. Other securities		-		
D. Undue concentration		-		
E. Other (List)		-		
Net Capital			$	21,624

There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS Report at December 31, 2005 (part IA - form X-17A-5)